

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2014

Via E-mail
Sherri W. Schugart
President and Chief Executive Officer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056-6118

Re: Hines Global REIT II, Inc.
     Amendment No. 2 to Registration Statement on Form S-11
     Filed February 11, 2014
     File No. 333-191106

Dear Ms. Schugart:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and all financial information provided in your next amendment to your Form S-11.

Q: Why are we offering two classes of our common stock . . ., page x

2.   We note your disclosure on page xi that in the event of liquidation, your assets "will be distributed between the holders of Class A Shares and Class C Shares ratably in proportion to the respective net asset value for each class." We also note your disclosure on page xi that each share class could have a different estimated net asset value. Please revise your disclosure to clarify, if true, that the net asset value as well as any liquidation distributions on Class C Shares will likely be lower than Class A Shares or advise.

Management Compensation, Expense Reimbursements . . ., page 5

3.   We note that for purposes of your compensation table, you assume that 80% of the common stock sold in the offering are Class A Shares and that 20% are Class C Shares. Please revise your disclosure to explain your basis for this assumption. In addition, please revise your disclosure to disclose the maximum amount of selling commissions, dealer manager fees, and distribution and shareholder servicing fees for each of the Class A Shares and Class C Shares.

Share Redemption Program, page 14

4.   We note your disclosure that each share class will be redeemed at a fixed percentage of the lower of either the then-current offering price or the price paid to acquire the shares, depending on the length of ownership. Please revise your disclosure to explain why each class is subject to the same surrender charge despite the difference in fees paid by each class up front and on an ongoing basis.

If we were considered to actually or constructively pay a "preferential dividend" . . ., page 51

5.   Please tell us whether you intend to seek a private letter ruling from the IRS to determine its position with regards to whether the differences in the dividends distributed to holders of Class A Shares and holders of Class C shares will cause such dividends to be preferential dividends or advise.

Prior Performance, page 122

6.   We note your response to comment 8 of our comment letter dated November 21, 2013. With respect to the ten prior programs that Hines did not have investment control, please remove the prior performance information regarding such entities as these do not appear to be prior programs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at 202-551-3581 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Alice L. Connaughton, Esq.